United States
Securities and Exchange Commission
Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)
Information to be Included in Statements Filed Pursuant to § 240.13d-1(a) and
Amendments Thereto Filed Pursuant to § 240.13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. )*

ClearSign Combustion Corporation
(Name of Issuer)

Common Stock
(Title of Class of Securities)

185064102
(CUSIP Number)

Robert T. Hoffman Sr.
c/o clirSPV LLC
119 Warren Avenue, 3rd Floor
Spring Lake NJ 07762.
(732) 282-0743
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 20, 2018
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d -1(e), 240.13d -1(f) or 240.13d -1(g), check the following box.  [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 185064102		Page 1 of 12 Pages
13D

1	Names of Reporting Persons

clirSPV LLC
2	Check the Appropriate Box if a Member of a Group

(a) [ ] (b) [ ]

3	SEC Use Only

4	Source of Funds (See Instructions)
WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) [ ]

6	Citizenship or Place of Organization

Delaware
	7	Sole Voting Power

0
NUMBER OF SHARES	8	Shared Voting Power
BENEFICIALLY OWNED BY
EACH		5,213,543
REPORTING PERSON	9	Sole Dispositive Power
WITH
0
	10	Shared Dispositive Power

5,213,543
11	Aggregate Amount Beneficially Owned by Each Reporting Person

5,324,062
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ X ]

13	Percent of Class Represented by Amount in Row (11)

19.9%
14	Type of Reporting Person

OO (Delaware limited liability company)

CUSIP No. 185064102		Page 2 of 12 Pages
13D

1	Names of Reporting Persons

GPclirSPV LLC
2	Check the Appropriate Box if a Member of a Group

(a) [ ] (b) [ ]

3	SEC Use Only

4	Source of Funds (See Instructions)

5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ?

6	Citizenship or Place of Organization

Delaware
	7	Sole Voting Power

0
	8	Shared Voting Power
NUMBER OF SHARES
BENEFICIALLY OWNED BY		5,213,543
EACH REPORTING PERSON	9	Sole Dispositive Power
WITH
0
	10	Shared Dispositive Power

5,213,543
11	Aggregate Amount Beneficially Owned by Each Reporting Person

5,324,062
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ X ]

13	Percent of Class Represented by Amount in Row (11)

19.9%
14	Type of Reporting Person

OO (Delaware limited liability company)

CUSIP No. 185064102		Page 3 of 12 Pages
13D

1	Names of Reporting Persons

Robert T. Hoffman Sr.
2	Check the Appropriate Box if a Member of a Group

(a) [ ] (b) [ ]

3	SEC Use Only

4	Source of Funds (See Instructions)

OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ?

6	Citizenship or Place of Organization

United States
	7	Sole Voting Power

110,519
	8	Shared Voting Power
NUMBER OF SHARES
BENEFICIALLY OWNED BY		5,213,543
EACH REPORTING PERSON	9	Sole Dispositive Power
WITH
110,519
	10	Shared Dispositive Power

5,213,543
11	Aggregate Amount Beneficially Owned by Each Reporting Person

5,324,062
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]

13	Percent of Class Represented by Amount in Row (11)

19.9%
14	Type of Reporting Person

IN

CUSIP No. 185064102		Page 4 of 12 Pages
13D

1	Names of Reporting Persons
Princeton Opportunity Management LLC
2	Check the Appropriate Box if a Member of a Group

(a) [ ] (b) [ ]

3	SEC Use Only

4	Source of Funds (See Instructions)

5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) [ ]

6	Citizenship or Place of Organization

Delaware
	7	Sole Voting Power

0
	8	Shared Voting Power
NUMBER OF SHARES
BENEFICIALLY OWNED BY		5,213,543
EACH REPORTING PERSON	9	Sole Dispositive Power
WITH
0
	10	Shared Dispositive Power

0
11	Aggregate Amount Beneficially Owned by Each Reporting Person

5,324,062
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ X ]

13	Percent of Class Represented by Amount in Row (11)

19.9%
14	Type of Reporting Person

OO (Delaware limited liability company)

CUSIP No. 185064102	13D	Page 5 of 12 Pages

Item 1. Security and Issuer.

This statement on Schedule 13D (“Schedule 13D”) relates to the common stock, par value $0.0001 per share (“Common Stock”), of ClearSign Combustion Corporation, a Washington corporation (the “Issuer”), whose principal executive offices are located at 12870 Interurban Ave S, Seattle, WA 98168.

Item 2. Identity and Background.

This statement is being filed by the following persons (each a “Reporting Person” and, collectively, the “Reporting Persons”):

(1) clirSPV LLC (“clirSPV”);

(2) GPclirSPV LLC (“GPclirSPV”);

(3) Robert T. Hoffman Sr.; and

(4) Princeton Opportunity Management, LLC (“Princeton Opportunity Management”).

Each of clirSPV, GPclirSPV and Princeton Opportunity Management is organized under the laws of the State of Delaware. The business address of each of the Reporting Persons is 119 Warren Avenue, 3rd Floor, Spring Lake NJ 07762. The Reporting Persons are principally engaged in the business of investing in securities, including of ClearSign.

Information with respect to the managing members and officers of clirSPV, GPclirSPV and Princeton Opportunity Management (collectively, the “Related Persons”), including name, business address, present principal occupation or employment and the organization in which such employment is conducted, and citizenship is listed on the attached Schedule A, which is incorporated herein by reference.

During the last five years, none of the Reporting Persons or Related Persons (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

On July 20, 2018 clirSPV acquired 5,213,543 shares of Common Stock (the “PIPE Shares”) pursuant to a Stock Purchase Agreement with ClearSign dated July 12, 2018 that was structured as a private investment in a public company (“PIPE Transaction”). The purchase price for such shares was $2.25 per share for a total purchase price of $11,730,471.75.

CUSIP No. 185064102	13D	Page 6 of 12 Pages

clirSPV obtained the funds to purchase the PIPE Shares through a private placement in which it raised $11,795,000.

Item 4. Purpose of Transaction.

Stock Purchase Agreement

In addition to the purchase of the PIPE Shares, the Stock Purchase Agreement permits clirSPV, for a period that begins on July 20, 2018 and ends seven days following the expiration date of the warrants issued by ClearSign on January 25, 2017 (the “Warrants”), to purchase from the ClearSign up to an aggregate 478,854 shares of Common Stock at a price of $4.00 per share (the “Additional Purchase Right”). The number of shares of Common Stock for which the Additional Purchase Right may be exercised and the price at which the shares may be purchased are both subject to adjustment as provided in the Warrants. The Stock Purchase Agreement provides that ClearSign may appoint one director to the Company’s Board of Directors and Robert T. Hoffman Sr. has been so appointed.

The Stock Purchase Agreement also permits clirSPV to participate in future capital raising transactions (the “Participation Right”) on the same terms as other investors participating in such transactions. The Participation Right will expire on December 31, 2023. Excluded from the Participation Right are the following: (i) shares of Common Stock issued pursuant to the exercise of certain currently outstanding warrants or options or issued pursuant to equity incentive plans or other compensation arrangements; (ii) securities issued in debt financing transactions with any financial institution or company; (iii) securities issued in transactions with strategic partners such as customers, suppliers or distributors; (iv) securities issued in rights or other securities offerings made to all stockholders; and (v) securities issued pursuant to stockholder-approved transactions including any transaction resulting in a change of control. Transactions with strategic partners include, but are not limited to, (A) the consolidation or merger by ClearSign (or its subsidiaries or affiliates) with or into (whether or not ClearSign is the surviving corporation) another entity; (B) the sale, assignment, transfer, conveyance or disposition of all or substantially all of the properties or assets of ClearSign or any of its significant subsidiaries; (C) allowing one or more entities to make, or allowing ClearSign to be subject to or have its Common Stock be subject to, a purchase, tender or exchange offer; (D) the consummation of a stock or share purchase agreement with a strategic partner; or (E) the consummation with a strategic partner of any other business combination (including, without limitation, a reorganization, recapitalization, spin-off or scheme of arrangement).

clirSPV may not exercise the Additional Purchase Right or the Participation Right if the purchase of additional shares of Common Stock would cause it and those whose ownership is ascribed to it to own 20% or more of ClearSign's then outstanding Common Stock or hold shares with 20% or more of the voting power of ClearSign.

The Registration Rights Agreement

Under the terms of a Registration Rights Agreement entered into on July 20, 2018, ClearSign is required to register the Pipe Shares for resale and to register the shares that may be issued pursuant to the Additional Purchase Right and the Participation Right so long as the shares purchased by other investors in the offering subject to the Participation Right are also required to be registered. The Registration Rights Agreement requires ClearSign to file the registration statement with the Securities and Exchange Commission (the “Commission”) and to use commercially reasonable efforts to have the registration statement declared effective by the Commission six months after July 20, 2018. The registration rights granted to the Investor will terminate in their entirety effective on the first date on which there ceases to be outstanding any Registrable Securities, as defined in the Registration Rights Agreement.

CUSIP No. 185064102	13D	Page 7 of 12 Pages

The Voting Agreement

Pursuant to the Voting Agreement dated July 20, 2018 by and between clirSPV and ClearSign, for so long as the clirSPV beneficially owns at least 3,000,000 shares of common stock (as adjusted for any stock split, stock dividend or any subdivision of the Common Stock, or any other reclassification or other similar recapitalization after the July 20, 2018), or such lesser number of shares of Common Stock which then constitute at least 10% of the shares of the ClearSign’s then outstanding common stock, at each annual meeting of the stockholders of the ClearSign or at any meeting of the stockholders of the ClearSign at which members of the Board of Directors are to be elected, or whenever such action is to be taken by written consent, ClearSign will nominate for election one individual designated by clirSPV. The Voting Agreement will terminate in its entirety upon the earlier to occur of (a) the mutual written agreement of clirSPV and ClearSign; (b) the occurrence of a Change in Control, as defined in the Voting Agreement; and (c) a decline, whether as a result of ClearSign’s issuance of additional shares of Common Stock or as a result of clirSPV’s sale of shares of the Company’s common stock, in clirSPV’s ownership of ClearSign Common Stock to less than 10% of shares of the then outstanding Common Stock.

The above discussion does not purport to be a complete description of the Stock Purchase Agreement, the Registration Rights Agreement and the Voting Agreement and is qualified in its entirety by reference to the full text of such documents, which are incorporated herein by reference.

General

clirSPV acquired the securities described in this Schedule 13D for investment purposes. It is the Reporting Persons’ intention to hold the PIPE Shares for five years to avail clirSPV’s members of Section 1202 treatment of the Pipe Shares as Qualified Small Business Stock. Nevertheless, clirSPV intends to review its investments in ClearSign on a continuing basis and take appropriate action. Any actions the Reporting Persons might undertake will be dependent upon the Reporting Persons’ review of numerous factors, including, but not limited to: an ongoing evaluation of ClearSign’s business, financial condition, operations and prospects; price levels of ClearSign’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

The Reporting Persons may, at any time and from time to time, acquire additional securities of ClearSign, or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions. In addition, the Reporting Persons or their designee to ClearSign’s board of directors may engage in discussions with management, the board of directors, and shareholders of ClearSign and other relevant parties or encourage such persons to consider or explore extraordinary corporate transactions, such as: a merger; sales or acquisitions of assets or businesses; changes to the capitalization or dividend policy of ClearSign; or other material changes to ClearSign’s business or corporate structure, including changes in management or the composition of ClearSign’s board of directors.

Other than as described above, none of the Reporting Persons currently has any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Persons may change their purpose or formulate different plans or proposals with respect thereto at any time.

Item 5. Interest in Securities of ClearSign.

CUSIP No. 185064102	13D	Page 8 of 12 Pages

 (a) – (b)

The following sets forth, as of the date of this Schedule 13D, the aggregate number of shares of Common of shares of Common Stock as to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition of, as of the date hereof, based on 26,631,452 shares of Common Stock outstanding following the closing of the transactions contemplated by the Stock Purchase Agreement.

					Sole	Shared
			Sole power to vote	Shared	power to	power to
			or to direct the vote	power to	dispose or	dispose or
	Amount			vote or to	to direct	to direct
	beneficially			direct the	the	the
Reporting Person	owned	Percent of class		vote	disposition	disposition

clirSPV LLC	5,213,543	19 6%	0	5,213,543	0	5,213,543

GPclirSPV LLC	5,213,543	19.6%	0	5,213,543	0	5,213,543
Robert T. Hoffman Sr.	5,324,062	19.9%	110,519	5,213,543	110,519	5,213,543
Princeton Opportunity Management, LLC	5,213,543	19.6%	0	5,213,543	0	0

clirSPV is the record holder of 5,213,543 shares of Common Stock.

Robert T. Hoffman Sr. is the Managing Member of GPclirSPV, which is the Manager of clirSPV. Robert T. Hoffman Sr. is the Manager of Princeton Opportunity Management, which has an Investment Management Agreement with clirSPV and shares the power to vote the securities beneficially owned by clirSPV. As such, each of GPclirSPV, Robert T. Hoffman and Princeton Opportunity Management may be deemed to have or share beneficial ownership of the Common Stock held directly by clirSPV.

Robert T. Hoffman Sr has an self-directed retirement account that holds 110,519 shares of Common Stock of ClearSign.

(c)	Except as described in Item 4, during the past 60 days none of the Reporting Persons or Related Persons has effected any transactions in ClearSign’s Common Stock.

(d)

Otter Capital LLC, through its ownership of Units of clirSPV, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, ClearSign Common Stock, and such interest relates to in excess of 5.0% of the outstanding shares of ClearSign Common Stock.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of ClearSign.

Item 4 above summarizes certain provisions of the Stock Purchase Agreement, the Registration Rights Agreement and the Voting Rights Agreement, and is incorporated herein by reference. A copy of each of these agreements is attached as an exhibit to this Schedule 13D, and each is incorporated herein by reference.

Investment decisions regarding the Pipe Shares are made by GPclirSPV or as determined by the operating agreement of clirSPV. Princeton Opportunity Management and GPclirSPV will determine voting of PIPE Shares.

Item 7. Materials to be Filed as Exhibits

CUSIP No. 185064102	13D	Page 9 of 12 Pages

Exhibit
Number	Description

1	Joint Filing Agreement.

2	Stock Purchase Agreement, dated July 12, 2018 by and between ClearSign Combustion Corporation and clirSPV LLC (incorporated by reference to Exhibit 10.1 to ClearSign’s Current Report on Form 8-K filed on July 17, 2018).

3	Registration Rights Agreement, dated as of July 20 , 2018, by and between ClearSign Combustion Corporation and clirSPV LLC (incorporated by reference to Exhibit 10.1 to ClearSign’s Current Report on Form 8-K filed on July 20, 2018).

4.	Voting Agreement, dated as of July 20, 2018, by and between ClearSign Combustion Corporation and clirSPV LLC (incorporated by reference to Exhibit 10.2 to ClearSign’s Current Report on Form 8-K filed on July 20, 2018).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 30, 2018

CLIRSPV LLC
By: GPCLIRSPV LLC

By: /s/ Robert T. Hoffman Sr.
Name: Robert T. Hoffman Sr.
Title: Manager

GPCLIRSPV LLC

By: /s/ Robert T. Hoffman Sr.
Name: Robert T. Hoffman Sr.
Title: Manager

By: /s/ Robert T. Hoffman Sr.
Name: Robert T. Hoffman Sr.

PRINCETON OPPORTUNITY MANAGEMENT LLC

By: /s/ Robert T. Hoffman Sr.
Name: Robert T. Hoffman Sr.
Title: Manager

SCHEDULE A

The name, present principal occupation or employment and citizenship of each of the executive officers and directors of the Reporting Persons are set forth below. The business address of each individual is 119 Warren Avenue, 3rd Floor, Spring Lake NJ 07762 ..

CLIRSPV LLC

Name	Manager

	Present Principal Occupation or Employment	Citizenship/Place of Organization
GPclirSPV LLC	Manager of clirSPV LLC	Delaware
Princeton Opportunity Management	Investment Manager pursuant to Investment Management Agreement	Delaware
LLC

GPCLIRSPV LLC

Robert T. Hoffman Sr.	Manager of GPclirSPV LLC	United States

PRINCETON OPPORTUNITY MANAGEMENT LLC

Robert T. Hoffman Sr.	Manager of GPclirSPV LLC	United States

Exhibit 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a statement on Schedule 13D, including all amendments thereto, with respect to the common stock, par value $0.0001 per share, of ClearSign Combustion Corporation, and further agree that this Joint Filing Agreement shall be included as an exhibit to the first such joint filing and may, as required, be included as an exhibit to subsequent amendments thereto.

Each of the undersigned agrees and acknowledges that each party hereto is (i) individually eligible to use such Schedule 13D and (ii) responsible for the timely filing of such Schedule 13D and any and all amendments thereto, and for the completeness and accuracy of the information concerning such party contained therein; provided that no party is responsible for the completeness and accuracy of the information concerning any other party unless such party knows or has reason to believe that such information is inaccurate.

This Joint Filing Agreement may be executed in any number of counterparts, all of which together shall constitute one and the same instrument. A facsimile, telecopy or other reproduction of this Joint Filing Agreement may be executed by one or more parties hereto, and an executed copy of this Joint Filing Agreement may be delivered by one or more parties hereto by facsimile or similar instantaneous electronic transmission device pursuant to which the signature of or on behalf of such party can be seen, and such execution and delivery shall be considered valid, binding and effective for all purposes as of the date hereof.

Dated: July 20, 2018

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the undersigned hereby execute this Joint Filing Agreement as of the date first written above.

CLIRSPV LLC
By: GPCLIRSPV LLC

/s/ Robert T. Hoffman Sr.
Robert T. Hoffman Sr.
[Manager]

GPCLIRSPV LLC

/s/ Robert T. Hoffman Sr.
Robert T. Hoffman Sr.
[Manager]

ROBERT T. HOFFMAN SR
/s/ Robert T. Hoffman Sr.
Robert T. Hoffman Sr.

PRINCETON OPPORTUNITY MANAGEMENT LLC

/s/ Robert T. Hoffman Sr.
Robert T. Hoffman Sr.
[Manager]

[Signature Page to Schedule 13D Joint Filing Agreement]